Exhibit 99.110

Execution Version

FIRST AMENDING AGREEMENT

THIS AGREEMENT dated as of the 12th day of April, 2022.

BETWEEN:

i.80 GOLD CORP, a corporation incorporated under the laws of the Province of British Columbia

(herein called the "Seller")

- and -

OMF FUND III (HG) LTD., an exempted company incorporated with limited liability under the laws of the Cayman Islands, as Administrative Agent

(herein called the "Administrative Agent")

WHEREAS the Seller, the Administrative Agent, the Guarantors and the Buyers entered into a gold prepay purchase and sale agreement dated as of December 13, 2021 (the "Prepay Agreement");

AND WHEREAS the parties hereto wish to amend certain provisions of the Prepay Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1

DEFINED TERMS

1.1       Capitalized Terms.

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Prepay Agreement.

ARTICLE 2

AMENDMENTS TO PREPAY AGREEMENT

2.1	General Rule.

Subject to the terms and conditions herein contained, the Prepay Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Prepay Agreement.

2.2	Amendment.

Section 1.164 of the Prepay Agreement is hereby amended by deleting the definition of "Quarterly Gold Quantity" in its entirety and replacing by the following:

"“Quarterly Gold Quantity” means: (i) for March 31, 2022, [Redacted - commercially sensitive information] ounces of Refined Gold; (ii) for June 30, 2022, [Redacted

- commercially sensitive information] ounces of Refined Gold and (iii) for each Quarterly Gold Delivery thereafter, [Redacted - commercially sensitive information] ounces of Refined Gold; in each case, subject to adjustment pursuant to Section 2.5."

ARTICLE 3
CONDITION PRECEDENT

3.1       Conditions Precedent.

This agreement shall not become effective unless and until the Seller, the Buyers and the Administrative Agent shall have executed and delivered this agreement.

ARTICLE 4
MISCELLANEOUS

4.1	Future References to the Prepay Agreement.

On and after the date of this agreement, each reference in the Prepay Agreement to "this agreement", "hereunder", "hereof", or words of like import referring to the Prepay Agreement, and each reference in any related document to the "Prepay Agreement", "thereunder", "thereof", or words of like import referring to the Prepay Agreement, shall mean and be a reference to the Prepay Agreement as amended hereby. The Prepay Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

4.2	Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

4.3	Inurement.

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.4	Conflict.

If any provision of this agreement is inconsistent or conflicts with any provision of the Prepay Agreement, the relevant provision of this agreement shall prevail and be paramount.

4.5	Further Assurances.

The Seller shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.6	Counterparts.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this amendment on the date first above written.

i-80 GOLD CORP.

By: (signed) Ryan Snow

Name: Ryan Snow
Title: CFO

By: (signed) Matt Gili

Name: Matt Gili
Title: COO

OMF FUND III (HG) LTD., as Administrative Agent and Buyer

By: _________________________________

Name:

Title:

By: _________________________________

Name:

Title:

IN WITNESS WHEREOF, the parties hereto have executed and delivered this amendment on the date first above written.

i-80 GOLD CORP.

By: _________________________________

Name:

Title:

By: _________________________________

Name:

Title:

OMF FUND III (HG) LTD., as Administrative Agent and Buyer

By: (signed) Garth Ebanks

Name: Garth Ebanks

Title: Director

By: _________________________________

Name:

Title: